

November 9, 2023

George R. Bracken
Executive Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Fort Lauderdale, FL 33324

      Re: National Beverage Corp.
           Form 10-K for the Fiscal Year Ended April 29, 2023
           Response dated November 3, 2023
           File No. 001-14170

Dear George R. Bracken:

      We have reviewed your November 3, 2023 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

Form 10-K for Fiscal Year Ended April 29, 2023

General

1.   We note your response to prior comment 1 that certain retailer customers have indicated that they have established goals for minimizing their greenhouse gas emissions impacts in their supply chain. You also disclose that your engineering staff's current estimates indicate that achievement of those customers' specific goals will not require a material increase in future capital expenditures or operating costs. Please provide support for your determination as to materiality.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation